Exhibit 99.6

AMENDMENT NO. 1 TO PLACEMENT AGENCY AGREEMENT

This Amendment No. 1 to Placement Agency Agreement (this “Amendment”), dated as of January 30, 2022, is by and between China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (the “Company”), and Univest Securities, LLC (“Univest” or the “Placement Agent”).

WHEREAS, the Company and the Placement Agent entered into that certain Placement Agency Agreement dated as of January 28, 2022 (the “PAA”);

WHEREAS, the Company and the Placement Agent wish to amend the PAA to reflect an increase in the size of the offering as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, the parties hereto agree as follows:

1. The first sentence of the introductory paragraph of the PAA is hereby deleted and replaced in its entirety with the following.

“This placement agency agreement (the “Agreement”) constitutes the agreement between Univest Securities, LLC (“Univest” or the “Placement Agent”) and China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (the “Company”), pursuant to which the Placement Agent shall serve as the placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of 18,124,400 ordinary shares of the Company, par value US$0.01 per share (“Ordinary Shares”), and warrants (“Warrants”) to purchase up to 18,124,400 Ordinary Shares of the Company (the Ordinary Shares underlying the Warrants, the “Warrant Shares”).”

2. Capitalized terms not otherwise defined herein shall the respective meanings ascribed to them in the PAA.

3. Except as herein above amended, the terms and provisions of the PAA as amended shall remain in full force and effect.

4. This Amendment may be executed in any number of counterparts, each of which shall be considered an original for all purposes.

5. This Amendment shall extend to and be binding upon the heirs, executors, administrators, successors, and assigns of each of the parties hereto.

6. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York.

[Signature Page Follows]

Very truly yours,
Univest Securities, LLC

By:	/s/ Edric Yi Guo
	Name:	Edric Yi Guo
	Title:	CEO

Address for notice:
375 Park Avenue, 15th Floor
New York, NY 10152 Email: yguo@univest.us
With a copy to: Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Attention: Ying Li, Esq. Email: yli@htflawyers.com

Accepted and Agreed to as of

the date first written above:

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	CEO

Address for notice:

Xinganxian Plaza, Building B, Suite 21-1

Lianglukou, Yuzhong District

Chongqing, China, 400800

Email: xw@plinfood.com

With a copy to:

Ortoli Rosenstadt LLP

366 Madison Avenue, Third Floor

New York, NY 10017

Attention: Mengyi “Jason” Ye

Email: jye@orllp.legal

[Signature Page to Amendment No. 1 to Placement Agency Agreement

between China Xiangtai Food Co., Ltd., and Univest Securities, LLC]